Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2010		2009		2008		2007		2006
	(Dollars in millions)
Earnings calculation:

Income before income taxes	$282.8		$315.7		$241.1		$341.7		$309.7
Fixed charges	201.8		191.8		156.8		147.0		121.9

Earnings	$484.6		$507.5		$397.9		$488.7		$431.6

Fixed charges calculation:

Other interest expense including capital lease interest but excluding senior notes and hybrid notes	$0.6		$0.8		$1.2		$1.4		$1.0
Amortization of senior notes	17.6		17.6		17.6		17.5		17.5
Amortization of hybrid notes	21.1		21.2		21.0		12.4		—
Interest credited	158.4		145.6		110.7		108.8		97.7
Portion of rental expense representing an interest factor (1)	4.1		6.6		6.3		6.9		5.7

Total fixed charges	$201.8		$191.8		$156.8		$147.0		$121.9

Ratio of earnings to fixed charges	2.4	x	2.6	x	2.5	x	3.3	x	3.5	x

(1)	Interest portion of operating leases is assumed to be 28 percent.